Exhibit 21.1

List of Subsidiaries of Comera Life Sciences, Inc.

Subsidiary Name	State or other jurisdiction of incorporation or organization	Names under which such subsidiaries do business
CLS Sub Merger 1 Corp.	Delaware	subsidiary name

CLS Sub Merger 2 Corp.	Delaware	subsidiary name

List of Subsidiaries of OTR Acquisition Corp.

None